UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                       Partner Communications Company Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


          Ordinary Shares (par value New Israeli Shekel 0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70211M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

----------------------------------- ------------------------------ -------------
Amikam Shorer, Adv.       Ori Gur Arieh, Adv.        Adam M. Klein, Adv.
2 Dov Friedman St.        42 Pinkas Street           Goldfarb, Levy, Eran & Co.
Ramat-Gan 52141 Israel    Netanya 42134 Israel       2 Weizmann Street
Tel: +972-3-753-0900      Tel: +972-9-860-2261       Tel Aviv 64239 Israel
                                                     Tel: +972-3-608-9999


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                       13D


            CUSIP No. 70211M109                      Page 2

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Matav Investments Ltd.

              (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) |X|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]



------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                         7          SOLE VOTING POWER

NUMBER OF                                           0
 SHARES
BENEFICIALLY                             8          SHARED VOTING POWER
OWNED BY
  EACH                                              1,884,926
REPORTING
 PERSON                                  9          SOLE DISPOSITIVE POWER
  WITH
                                                    0

                                        10          SHARED DISPOSITIVE POWER

                                                    1,884,926

------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,884,926

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES  [ ]



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.2%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------

                                       13D

13D


            CUSIP No. 70211M109                      Page 3

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Matav Cable Systems Media Ltd.

              (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) |X|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]



------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                         7          SOLE VOTING POWER

NUMBER OF                                           0
 SHARES
BENEFICIALLY                             8          SHARED VOTING POWER
OWNED BY
  EACH                                              1,884,926
REPORTING
 PERSON                                  9          SOLE DISPOSITIVE POWER
  WITH
                                                    0

                                        10          SHARED DISPOSITIVE POWER

                                                    1,884,926

------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,884,926

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES  [ ]



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.2%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------

13D


            CUSIP No. 70211M109                      Page 4

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Eurocom Communications Limited

              (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) |X|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]



------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                         7          SOLE VOTING POWER

NUMBER OF                                           0
 SHARES
BENEFICIALLY                             8          SHARED VOTING POWER
OWNED BY
  EACH                                              2,266,701
REPORTING
 PERSON                                  9          SOLE DISPOSITIVE POWER
  WITH
                                                    0

                                        10          SHARED DISPOSITIVE POWER

                                                    2,266,701

------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,266,701

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES  [ ]



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.5%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------

13D


            CUSIP No. 70211M109                      Page 5

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Eurocom Holdings (1979)Ltd.

              (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) |X|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]



------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                         7          SOLE VOTING POWER

NUMBER OF                                           0
 SHARES
BENEFICIALLY                             8          SHARED VOTING POWER
OWNED BY
  EACH                                              2,369,701
REPORTING
 PERSON                                  9          SOLE DISPOSITIVE POWER
  WITH
                                                    0

                                        10          SHARED DISPOSITIVE POWER

                                                    2,369,701

------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,369,701

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES  [ ]



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------

13D


            CUSIP No. 70211M109                      Page 6

------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Shaul Elovitch

              (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) |X|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]



------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                         7          SOLE VOTING POWER

NUMBER OF                                           0
 SHARES
BENEFICIALLY                             8          SHARED VOTING POWER
OWNED BY
  EACH                                              2,369,701
REPORTING
 PERSON                                  9          SOLE DISPOSITIVE POWER
  WITH
                                                    0

                                        10          SHARED DISPOSITIVE POWER

                                                    2,369,701

------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,369,701

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES  [ ]



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------

Item 1.           Security and Issuer.

Item 1 is hereby amended and restated as follows:

         This Amendment No. 1 to Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Partner Communications Company Ltd., an Israeli corporation (the "Company"). The Company's principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel.

Item 2.           Identity and Background.

Item 2 is hereby amended by deleting the references to the holdings of Ordinary Shares by the respective Reporting Persons, which are set forth elsewhere in this Schedule 13D.


Item 4.  Purpose of the Transaction.

Item 4 is hereby amended and restated as follows:

         On February 7, 2005, Elbit Limited ("Elbit"), Polar Communications Ltd. ("Polar") and Eurocom offered to sell all of their Ordinary Shares to the Company (the "Buyback") and granted Matav an option to participate in the Buyback. On the same date, such shareholders entered in an agreement with Hutchison Telecommunications International (Netherlands) B.V. ("Hutchison BV") that, among other things, sets forth terms and conditions for the sale of Ordinary Shares by such shareholders in the event that the Buyback does not occur under certain circumstances (the "Fallback Arrangement").

         On April 18, 2005, Matav Investments exercised its option to participate in the Buyback. On April 20, 2005, the Buyback was closed, pursuant to which the Company purchased a total of 33,317,932 Ordinary Shares at a per share price of NIS32.2216 (US$7.37, based on an exchange rate on April 20, 2005 of NIS 4.371 per US$1.00 as published by the Bank of Israel). Since the Buyback was successfully closed, no Ordinary Shares were sold pursuant to the Fallback Arrangement. Prior to the closing of the Buyback, the Company closed a refinancing of its credit facility, pursuant to which, among other things, the pledges on the Ordinary Shares of the Israeli Shareholders in favor of the Company's lending banks were released.

         Pursuant to the Fallback Arrangement, on April 20, 2005, Elbit, Polar, Eurocom, Matav and Matav Investments (collectively, the "Israeli Shareholders") and Tapuz Cellular Systems Ltd., an affiliate of Eurocom, together with Hutchison B.V. and Advent Investments Pte Limited ("Advent"), an affiliate of Hutchison B.V., entered into a Restatement of the Relationship Agreement (the "Restated Relationship Agreement"). In addition, on April 20, 2005, the Israeli Shareholders entered into a Shareholders Agreement (the "Shareholders Agreement"). The Restated Relationship Agreement and the Shareholders Agreement are summarized in Item 6 below.

         The purpose of the Buyback was to enable the Israeli Shareholders to realize their respective investments in the Company, which were made upon the founding of the Company in 1998. The purpose of the Restated Relationship Agreement and the Shareholders Agreement is to regulate the rights and obligations between the Israeli Shareholders and Hutchison B.V. and Advent, and among the Israeli Shareholders themselves, respectively, following the closing of the Buyback, all in accordance with the Company's license (the "License") issued by the Israeli Ministry of Communications.

         Except as set forth in Item 6 below, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

         (a) See Rows 11 and 13 of the cover page of each Reporting Person for the aggregate number and percentage of Ordinary Shares beneficially owned by such Reporting Person. As a result of the closing of the Buyback and the signing of the Restated Relationship Agreement, the Reporting Persons are no longer deemed to be part of a group in respect of the Ordinary Shares.

         As of April 20, 2005, upon the closing of the Buyback, there were 151,353,447 Ordinary Shares outstanding, based on information provided by the Company.

         (b) Matav Investments is the direct holder of 1,884,926 Ordinary Shares. Matav Cable holds 100% of the outstanding share capital of Matav Investments. Accordingly, each of the Matav Persons is deemed to share the power to vote and dispose of such Ordinary Shares.

         Eurocom Communications is the direct holder of 2,266,701 Ordinary Shares, and Eurocom Holdings is the direct holder of 103,000 Ordinary Shares. Eurocom Holdings holds 50.3% of the outstanding share capital of Eurocom Communications. Elovitch is the holder of 80% of the voting shares and 75% of the management shares of Eurocom Holdings. He is also a direct holder of 0.67% of the shares of Eurocom Communications. Accordingly, each of the Eurocom Persons is deemed to share the power to vote and dispose of the Ordinary Shares held by Eurocom Communications, and Eurocom Holdings and Elovitch are deemed to share the power to vote and dispose of the Ordinary Shares held by Eurocom Holdings.

         (c) No transactions were entered into in the past 60 days, except as described under Item 4 above, and except that during the period between April 14, 2005 and May 11, 2005, Eurocom Holdings purchased on the NASDAQ National Market 103,000 Ordinary Shares at an average price per share of $8.60.

         (d) On April 20, 2005, each Reporting Person ceased to the beneficial owner of more than 5% of the Ordinary Shares.


Item 6. Contracts, Arrangements or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Restatement of Relationship Agreement

         On April 20, 2005, in connection with the closing of the Buyback and pursuant to the Fallback Arrangement, the Israeli Shareholders, together with Advent and Hutchison B.V., entered into the Restated Relationship Agreement, which replaced the Relationship Agreement dated October 10, 1999 among the parties, as amended.

         The Restated Relationship Agreement requires the Israeli Shareholders, severally but not jointly, based on their respective holdings in the Company as of April 20, 2005, to hold a sufficient number of Ordinary Shares to comply with the minimum aggregate holdings by Israeli entities required under the License and the Company's articles of association (the "Required Israeli Percentage"). The Required Israeli Percentage is currently 5% of the outstanding share capital of the Company. The number of Ordinary Shares required to be held by the Israeli Shareholders to maintain the Required Israeli Percentage is calculated based on the number of Ordinary Shares outstanding from time to time up to a maximum of 160,922,344 Ordinary Shares outstanding, as adjusted to reflect stock splits, stock dividends and similar changes that apply to all the Ordinary Shares.

         The Restated Relationship Agreement also requires the Israeli Shareholders to transfer such Ordinary Shares that are subject to the holding requirement of Required Israeli Percentage (the "Restricted Shares") only in accordance with the transfer limitations provided by the License and the Company's articles of association.

         In addition, pursuant to the Restated Relationship Agreement, Hutchison B.V. undertook to hold (together with its affiliates), such number of Ordinary Shares as necessary to comply with the minimum founders percentage required under the License (the "Required Founders Percentage"), which percentage is currently 26% of the outstanding share capital of the Company, less the Required Israeli Percentage. Hutchison B.V. and Advent also undertook to vote their Ordinary Shares to ensure that a majority of the directors of the Company are Israeli citizens and residents, to the extent that applicable law (including the License and the Company's articles of association) so requires, and the Israeli Shareholders undertook to appoint and retain the number of Israeli directors of the Company that are required pursuant to applicable law (including the License and the Company's articles of association) to be appointed and retained by Israeli shareholders (the "Israeli Director(s)"). The License currently requires that at least 10% of the Company's directors be Israeli Directors, but one Israeli Director is sufficient so long as there are fewer than 15 directors. Based on the current size of the Company's Board of Directors, which is comprised of 13 directors, one Israeli Director is currently required.

Shareholders Agreement

         On April 20, 2005, the Israeli Shareholders also entered into the Shareholders Agreement.

         The Shareholders Agreement sets forth the mechanism for appointing the Israeli Director(s). Specifically, the Israeli Director(s) will be appointed in rotation as follows:

                     (i) Commencing on the date of the closing of the Buyback,
              and for a period of one year thereafter (the "Elbit Nominee Term"), one Israeli Director will be nominated by Elbit.

                     (ii) At the expiration of the Elbit Nominee Term and for a period of one year thereafter (the "Eurocom Nominee Term"), one Israeli Director will be nominated by Eurocom.

                     (iii) At the expiration of the Eurocom Nominee Term and for a period of one year thereafter (the "Matav Nominee Term"), one Israeli Director will be nominated by Matav.

                     (iv) At the expiration of the Matav Nominee Term, a new
              rotation cycle will commence in the manner described above. Such rotation cycle will be automatically renewed for so long as the Company's License or articles of association requires Israeli Director(s).

                     (v) Notwithstanding the foregoing, if the Israeli
              Shareholders shall be required to appoint more than one Israeli Director, then each additional Israeli Director will be appointed by the next party in the foregoing rotation, such that no party will be entitled to nominate more than one Israeli Director, except to the extent that the number of Israeli Directors exceeds the number of parties entitled to appoint Israeli Directors.

      In addition, pursuant to the Shareholders Agreement, the Israeli Shareholders undertook, severally and not jointly, based on their respective holdings in the Company as of April 20, 2005, to hold a sufficient number of Ordinary Shares to comply with the Required Israeli Percentage, up to a maximum of 160,922,344 Ordinary Shares outstanding.


Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit 6 Restatement of the Relationship Agreement dated April 20, 2005, by and among Advent Investments Pte Ltd, Hutchison Telecommunications International (Netherlands) BV, Matav Cable Systems Media Ltd., Matav Investments Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd.

Exhibit 7 Shareholders Agreement dated April 20, 2005, by and among Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd., and Matav Cable Systems Media Ltd. and Matav Investments Ltd.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, each of the signatories with respect to itself certify that the information set forth in this statement is true, complete and correct.


                                MATAV INVESTMENTS LTD.

                                By: /s/Meir Srebernik
                                   --------------------
                                Name:Meir Srebernik
                                Title:Chairman

                                By: /s/Ori Gur-Arieh
                                   --------------------
                                Name:Ori Gur-Arieh
                                Title:General Counsel


                                MATAV CABLE SYSTEMS MEDIA LTD.


                                By: /s/Meir Srebernik
                                   --------------------
                                Name:Meir Srebernik
                                Title:Chairman

                                By: /s/Ori Gur-Arieh
                                   --------------------
                                Name:Ori Gur-Arieh
                                Title:General Counsel


                                EUROCOM COMMUNICATIONS LTD.

                                By: /s/Shaul Elovitch
                                   --------------------
                                Name:Shaul Elovitch
                                Title:Chairman and CEO


                                EUROCOM HOLDINGS (1979) LTD.

                                By: /s/Shaul Elovitch
                                   --------------------
                                Name:Shaul Elovitch
                                Title:Chairman



                                /s/Shaul Elovitch
                                ------------------
                                SHAUL ELOVITCH


Date: May 19, 2005